

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2013

<u>Via E-mail</u>
Mr. Jack B. Lay
Senior Executive Vice President and
  Chief Financial Officer
Reinsurance Group of America, Inc.
1370 Timberlake Manor Parkway
Chesterfield, MO 63017

     Re: Reinsurance Group of America, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed March 1, 2013
             File No. 001-11848

Dear Mr. Lay:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Jim B. Rosenberg

                                   Jim B. Rosenberg
                                   Senior Assistant Chief Accountant